Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 14, 2010. Shareholders of the Funds voted as indicated below:

								Withheld
						Affirmative  	Authority

California Municipal III
Election of James A. Jacobson*
Class II to serve until 2013 			 3,671 		    9
Election of Alan Rappaport*
Class I to serve until 2012 			 3,671 		    9

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV and John C. Maney+ continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee